Taste Labs, Inc.



ANNUAL REPORT

833 Broadway Floor 2

New York, NY 10003

1(650) 687-3600

https://www.taste.io/

This Annual Report is dated April 24, 2023.

BUSINESS

Overview

Taste Labs delivers personalized product reviews and recommendations. The business owns six recommendation platforms, two for digital media (Taste App & Matched App), 4 more for shopping (Autumn App, Kedenza, Opimoda, and House for Greens).

On each platform, Taste helps user rates items (movies, shows, clothes, home decor) to establish their taste profile. Based on this input, the company's technology returns individualized product recommendations by correlating the preferences of millions users, connecting those with the most similar tastes.

A subscription model allows users to unlock additional recommendations and features by upgrading to a paid membership. The company also generates revenue through affiliate marketing.

Product Highlights

Match% is 2.5x more accurate in predicting user preference when measured against generic rating systems (based on management estimation).

Taste users rate and save 30x more than they do on category leaders, such as IMDB (based on management estimation), creating a network effect with higher data density.

Competitive Advantages

Humanistic AI. Our algorithm connects like-minded users, so the experience is natural and humanistic. The result feels like you're asking a good friend rather than a machine computation of cut-and-dry attributes.

Category Agnostic. We use the same set of algorithms and databases to handle items across categories making scaling cost-effective. This ability to scale and collect data creates a high entry barrier for competitors that are category-specific.

Not Creepy. Taste users are incentivized to rate, save, and dismiss items to get better recommendations. This leads to an increased amount of opted-in data that helps us serve more relevant sponsored content. We will achieve high ARPU from users' actual product preferences, rather than crawling their photos, personal messages, and browsing history.

Business Model

Freemium. Taste is designed to generate revenue directly from consumers. Through our freemium model (unlocking advanced filters and features), we generate revenue by selling recommendations as a B2C Saas.

Lead-Generation. For every recommended item, there's a seller ready to spend their marketing budget to make the sale. Affiliate commissions range between 3-10% for digital media and 8-15% for retail.

Marketing Data (In Testing). Taste Labs' technology is built on top of dense user preference data. Such anonymous correlation data (e.g. people like X also likes Y) can be made available for market research and to built lookalike audiences.

Upcoming Features

Category Expansion. With movies and TV shows already launched, we plan to release music, books, podcasts, and game recommendations. We've also released a platform for fashion and home in 2021. Also in development: food & drinks, travel & hotels, anime & comics, concerts & events, beer, liquor, & wine, recipes, gadgets, electronics, collectibles, gift ideas, baby & kids fashion, and pet products.

Single API / Single Profile. A single profile that predicts what book you will like based on the music you listen to and the restaurants you frequent. Our single API helps track preferences, bookmarks, and wishlists while you are browsing the web or in another app.

Merge Profiles. Merge Taste profiles with friends and your significant other to decide what to watch, what to do, and where to eat. Send recommendations to a friend and keep a joint "to-do - list" to keep track of your combined tastes.

Compare & Explore. Check compatibility with a date or a new friend. Interact with people who share your taste anywhere in the world, and with critics and celebrities.

Previous Offerings

Previous Offerings
Type of security sold: Convertible Note
Final amount sold: $758,174
Use of proceeds: Product development & marketing
Date: July 24, 2019
Offering exemption relied upon: Regulation CF

Type of security sold: Equity
Final amount sold: $347,910
Use of proceeds: Product development & marketing
Date: April 30, 2021
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:
Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

There was a 40% increase in revenue between 2021 and 2022. Revenue ($26,019) in 2022 is considered nominal as management expects its long-term revenue to be based on affiliate & commission, which depends on technology, partnerships, and integrations that are under development.

We do not expect significant revenue growth until the shopping algorithm expands its reach via B2B partnerships and the entertainment platform becomes transactional. Both areas require time and investment to realize. Additional revenue streams via data intelligence continues to be explored.

Marketing Expenses
Marketing & advertising expense decreased by 32% to $38,460 in 2022. Marketing expense has remained a small portion of the overall expense as the return-on-investment is low before the platforms are matured.

General & Administrative Expenses
General expenses was reduced significantly in 2022 as the company shifts more of its focus from base technology to business development. Expenditure on contractors (engineering, product design, data science) also decreased from $120,996 in 2021 to $3,216 in 2022.

The company's focus for 2023 will be to continue developing a transactional revenue stream (making money directly off every recommendation that the user consumes or purchase) through the affiliate and commission model. This requires the team to complete technology integrations and ramp up business development efforts. Once this is achieved, a larger portion of the cash will be directed into marketing to acquire users and increase revenue. In addition, the company will also explore additional revenue models via Saas and data intelligence.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $12,899.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Convertible Notes
Amount Owed: $758,174.00
Interest Rate: 6.0%
Maturity Date: June 14, 2021

The Company has issued several convertible notes totaling $758,174 (the "Notes") that bear a 6 percent interest rate per annum. The Notes are convertible into preferred or common shares of the Company and mature 24 months from the date of issuance. The principal and accrued but unpaid interest would be converted into shares upon a qualifying financing event with a 20 percent discount to the shares issued in that financing event and a $3,000,000 valuation cap.

Creditor: Founder Loan
Amount Owed: $3,084.00
Interest Rate: 0.0%
Maturity Date: December 18, 2024

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: John Lin
John Lin's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO
Dates of Service: January 08, 2018 - Present
Responsibilities: Oversees general operations. Founder shares, no additional equity compensation.

Name: Justin Messina
Justin Messina's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CTO
Dates of Service: January 08, 2018 - Present
Responsibilities: Oversees all technical aspects of the company. Founder shares, no additional equity compensation.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: John Lin
Amount and nature of Beneficial ownership: 3,000,000
Percent of class: 40.83%

Title of class: Common Stock
Stockholder Name: Justin Messina
Amount and nature of Beneficial ownership: 3,000,000
Percent of class: 40.83%

RELATED PARTY TRANSACTIONS

Name of Entity: Shareholders

Relationship to Company: shareholders

Nature/ amount of interest in the transaction: Loans

Material Terms: Additionally, certain shareholders of the Company have provided an additional $3,084 in short-term loans for which no interest is charged and has no fixed maturity date.

OUR SECURITIES

SeedInvest Convertible Note
The security will convert into Common stock and the terms of the SeedInvest Convertible Note are outlined below:
Amount outstanding: $758,174.00
Maturity Date: June 14, 2021
Interest Rate: 6.0%

Discount Rate: 20.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: $1,000,000 preferred stock round
Material Rights
Conversion of the Crowd Note.

a. Qualified Equity Financing. Upon the occurrence of a Qualified Equity Financing the Crowd Note shall convert automatically, without any further action on the part of either the Company or the Investor, whereupon the Crowd Note shall be deemed canceled, into the number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price prior to the closing of the Qualified Equity Financing.
b. Corporate Transaction. In the event of a Corporate Transaction prior to a Qualified Equity Financing, the Company shall notify the Investor in writing of the terms of the Corporate Transaction and the Investor shall receive the higher value received by either:
i. Obtaining that number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price; or
ii. Obtaining the Corporate Transaction Payment.
c. At or After Maturity. Commencing on the Maturity Date, the Crowd Note holders (by a decision of those Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) have the option to (a) require the Company to pay the Outstanding Loan Balances or (b) convert the Crowd Notes into a number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price. Upon the conversion of this Note into Conversion Shares, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company must pay the Holder cash equal to such fraction multiplied by such price per share.
d. Mechanics of Conversion. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.
e. Note Completion. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 4(b)(ii).
Common Stock
The amount of security authorized is 10,000,000 with a total of 7,770,581 outstanding.
Voting Rights
1 vote per share
Material Rights
The total amount outstanding (7,770,581) includes 762,311 shares to be issued pursuant to reserved but unissued stock options, and 446,513 shares to be issued pursuant to outstanding stock options.
What it means to be a minority holder
As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.
Dilution
Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the

value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any shares of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any shares of common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the common stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering common stock in the amount of up to $535,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for online product recommendations. Our revenues are therefore dependent upon the market for online review and recommendation platforms. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Taste Labs, Inc was formed on January 8, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Taste Labs, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Taste App and its sister products are good ideas, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the NSA (National Security Agency), FCC (Federal Communications Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Taste Labs, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of customers and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Taste Labs, Inc could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 24, 2023.

Taste Labs, Inc.

By /s/ *John Lin*

Name: Taste Labs, Inc

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

TASTE LABS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Taste Labs, Inc.
New York, New York

We have reviewed the accompanying financial statements of Taste Labs, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 17, 2023
Los Angeles, California

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	12,899	$	57,564
Accounts Receivable, net		5,952		42,368
Total Current Assets		**18,852**		**99,932**
Total Assets	$	**18,852**	$	**99,932**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Crowd Note	$	758,174	$	758,174
Accrued Interest on Crowd Notes		167,296		121,805
Due to Related Parties		3,084		3,084
Total Current Liabilities		**928,553**		**883,063**
Total Liabilities		**928,553**		**883,063**
STOCKHOLDERS EQUITY				
Common Stock		657		657
Additional Paid in Capital		376,996		373,190
Retained Earnings/(Accumulated Deficit)		(1,287,355)		(1,156,978)
Total Stockholders' Equity		**(909,702)**		**(783,131)**
Total Liabilities and Stockholders' Equity	$	**18,852**	$	**99,932**

See accompanying notes to financial statements.

TASTE LABS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net Revenue	$ 26,019	$ 18,601
Cost of Goods Sold	-	-
Gross Profit	26,019	18,601
Operating Expenses		
General and Administrative	71,440	284,918
Research and Development	1,005	-
Sales and Marketing	38,460	56,352
Total Operating Expenses	110,905	341,270
Operating Income/(Loss)	(84,887)	(322,668)
Interest Expense	45,490	45,490
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(130,377)	(368,159)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (130,377)**	**$ (368,159)**

See accompanying notes to financial statements.

TASTE LABS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital		Retained earnings/ (Accumulated Deficit)		Total Shareholder Equity	
	Shares	Amount						
Balance—December 31, 2020	**6,000,000**	**$ 600**	**$**	**-**	**$**	**(788,819)**	**$**	**(788,219)**
Issuance of Stock	572,147	57		347,853			$	347,910
Share-Based Compensation				25,337				25,337
Net Income/(Loss)						(368,159)		(368,159)
Balance—December 31, 2021	**6,572,147**	**657**		**373,190**	**$**	**(1,156,978)**	**$**	**(783,131)**
Issuance of Stock								-
Share-Based Compensation				3,806				3,806
Net Income/(Loss)						(130,377)		(130,377)
Balance—December 31, 2022	**6,572,147**	**$ 657**	**$**	**376,996**	**$**	**(1,287,355)**	**$**	**(909,702)**

See accompanying notes to financial statements.

TASTE LABS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(Loss)	$	(130,377)	$	(368,159)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		-		4,483
Share-based Compensation		3,806		25,337
Changes in operating assets and liabilities:				
Accounts Receivable, net		36,416		2,882
Accrued Interest on Crowd Notes		45,490		45,490
Net cash provided/(used) by operating activities		**(44,665)**		**(289,966)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		(4,483)
Net cash provided/(used) in investing activities		**-**		**(4,483)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		347,910
Due to Related Parties		-		(2,882)
Net cash provided/(used) by financing activities		**-**		**345,028**
Change in Cash		(44,665)		50,579
Cash—beginning of year		57,564		6,985
Cash—end of year	**$**	**12,899**	**$**	**57,564**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	45,490	$	45,490
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Taste Labs Inc. was incorporated on January 8, 2018, in the state of Delaware. The financial statements of Taste Labs Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Taste Labs delivers personalized product reviews and recommendations. The business owns two recommendation platforms, one for digital media (Taste App), another for shopping (Autumn App). On each platform, a user rates items (movies, shows, clothes, home decor) to establish their taste profile. Based on this input, the Company's technology returns individualized product recommendations by correlating the preferences of millions of users, connecting those with the most similar tastes. A subscription model allows users to unlock additional recommendations and features by upgrading to a paid membership. The company also plans to begin generating revenue through affiliate marketing in 2021.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

 Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Taste Labs, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: The Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of recommendations as a B2C Saas.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $38,460 and $56,352, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

<u>COVID-19</u>

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

<u>Subsequent Events</u>

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 17, 2023, which is the date the financial statements were issued.

<u>Recently Issued and Adopted Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

<u>Common Stock</u>

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 6,572,147 shares of Common Stock have been issued and are outstanding.

4. SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 642,158 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of five to ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	-	$ 0.06	-
Granted	628,978		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	628,978	$ 0.06	5.81
Exercisable Options at December 31, 2021	455,646	$ 0.06	5.81
Granted	-	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	628,978	$ 0.06	4.81
Exercisable Options at December 31, 2022	538,619	$ 0.06	4.81

Stock option expenses for the years ended December 31, 2022, and December 31, 2021 were $3,806 and $25,337, respectively.

5. DEBT

Crowd Note(s)

Below are the details of the convertible notes:

						For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Discount	Cap	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Ricky Solomon	$ 75,000	6.00%	02/01/2018	20.0%	$ 3,000,000	no set	4,500	22,118	75,000	-	$ 75,000	4,500	17,618	75,000	$ -	$ 75,000
Ruth Lapin	$ 30,000	6.00%	01/07/2019	20.0%	$ 3,000,000	no set	1,800	7,170	30,000	-	$ 30,000	1,800	5,370	30,000	$ -	$ 30,000
Lawrence Gillet	$ 30,000	6.00%	05/06/2019	20.0%	$ 3,000,000	no set	1,800	6,584	30,000	-	$ 30,000	1,800	4,784	30,000	$ -	$ 30,000
Polaris Capital, LLC	$ 100,000	6.00%	06/14/2019	20.0%	$ 3,000,000	no set	6,000	21,304	100,000	-	$ 100,000	6,000	15,304	100,000	$ -	$ 100,000
Karl Andrew Jacquet	$ 50,000	6.00%	06/12/2019	20.0%	$ 3,000,000	no set	3,000	10,668	50,000	-	$ 50,000	3,000	7,668	50,000	$ -	$ 50,000
SI Securities, LLC	$ 28,151	6.00%	06/28/2019	20.0%	$ 3,000,000	no set	1,689	5,933	28,151	-	$ 28,151	1,689	4,244	28,151	$ -	$ 28,151
SI Securities, LLC	$ 2,952	6.00%	07/24/2019	20.0%	$ 3,000,000	no set	177	610	2,952	-	$ 2,952	177	432	2,952	$ -	$ 2,952
SI CF Cohort (Closing #1)	$ 383,024	6.00%	06/28/2019	20.0%	$ 3,000,000	no set	22,981	80,718	383,024	-	$ 383,024	22,981	57,737	383,024	$ -	$ 383,024
SI CF Cohort (Closing #2)	$ 59,046	6.00%	07/24/2019	20.0%	$ 3,000,000	no set	3,543	12,191	59,046	-	$ 59,046	3,543	8,648	59,046	$ -	$ 59,046
Total	$ 758,174						$ 45,490	$ 167,296	$ 758,174	$ -	$ 758,174	$ 45,490	$ 121,805	$ 758,174	$ -	$ 758,174

The convertible notes are convertible into conversion shares which shall mean shares of the Company's Qualified Equity Financing Conversion Stock or shares of the Company's most senior class of Preferred Stock, and if no Preferred Stock has been issued, then shares of the Company's Common Stock. Conversion Price" shall equal: i. the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing; ii. the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction; iii. the quotient resulting from dividing (A) the applicable Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the conversion; iv. If the Company issues convertible debt in any future series separate from the Crowd Note at a lower pre-money valuation cap or higher discount, the Valuation Cap and/or Discount of the Crowd Note will be automatically amended to such lower pre-money valuation cap and/or higher discount, as applicable. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (35,445)	$ (96,849)
Valuation Allowance	35,445	96,849
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (177,260)	$ (141,816)
Valuation Allowance	177,260	141,816
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $627,470, and the Company had state net operating loss ("NOL") carryforwards of approximately $627,470. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

In 2020, the Company received a cash advance from its shareholder, John Lin, in the amount of $5,966. As of December 31, 2022, and December 31, 2021, the outstanding balance of this advance is $3,084.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through April 17, 2023, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $84,887, an operating cash flow loss of $44,665, and liquid assets in cash of $12,899, which less than a year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, John Lin, Principal Executive Officer of Taste Labs, Inc., hereby certify that the financial statements of Taste Labs, Inc. included in this Report are true and complete in all material respects.

John Lin

CEO